Exhibit 21.1

SUBSIDIARIES OF MILLENNIAL MEDIA, INC.

Name	Jurisdiction of Incorporation
Millennial Media GmbH	Germany
Millennial Media Limited	United Kingdom
Millennial Media Private Limited	Singapore
Millennial Media SAS	France
Cond Acquisition LLC	Delaware
Metaresolver, Inc.	Delaware
Millennial Media Holdings Limited	United Kingdom
Millennial Media KK	Japan
Jumptap, Inc.	Delaware
Jumptap (Israel) Limited	Israel
Jumptap UK Limited	United Kingdom
Nexage Limited	United Kingdom
Nexage, LLC	Delaware